

06013671

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

SUPPL


RECEIVED
MAY 1 8 2006
160

First quarter 2006 developed as expected

Summary: *Vestas reported Q1 revenue of EUR 715m, up 44 per cent on the year-earlier period. The Group's EBIT improved from a loss of EUR 37m to a profit of EUR 6m. The Group maintains its full-year revenue and profit forecast.*

- - -

Group performance, Q1 2006 (unaudited)

	Q1 2006	Q1 2005	2005
Revenue (mEUR)	715	495	3,583
EBIT (mEUR)	6	(37)	(116)
EBIT margin (%)	0.8	(7.4)	(3.2)
Profit/(loss) after tax (mEUR)	(3)	(35)	(192)

- Vestas' revenue was up 44 per cent on Q1 2005. The improvement reflects the strong market growth, but is hampered by the continued component shortage.
- Revenue for the period equalled approx 19 per cent of the projected full-year revenue, a significant improvement on the year-earlier period and thus a step towards realising the benchmark defined in the Group's strategy The Will to Win that revenue should be more equally distributed over the year.
- EBIT was EUR 6m, equivalent to an EBIT margin of 0.8 per cent, in line with Vestas' own profit forecast for the period. The significant performance improvement relative to last year should be seen against the unsatisfactory Q1 2005 performance.
- Net working capital increased by just over 7 per cent in the three-month period due, among other things, to growing inventories. This is explained by the difficult component supply situation and seasonal fluctuations. Net working capital at 31 March 2006 was 28 per cent lower than a year earlier.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Forecast for the full year 2006

- Vestas maintains the previously announced guidance for the full-year financial performance:
    - Consolidated revenue in the EUR 3.6-3.8bn range
    - EBIT margin in the 4-7 per cent range
    - Investments in property, plant and equipment in the EUR 160-180m range
    - Investments in intangible assets in the EUR 40-50m range
    - Net working capital of between 20 and 25 per cent of revenue at year-end
- The most important risk factors are still related to component shortage, warranty provisions and the outcome of pending patent disputes. To this should be added risks related to the continued depreciation of the USD exchange rate and rising raw materials prices.
- The market's interest in wind energy has grown significantly over the three-month period. This development supports Vestas' vision Wind, Oil and Gas, which refers to the future positioning of wind energy on an equal footing with the fossil energy sources of oil and gas.

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Press and analyst presentation
Tuesday, 16 May 2006 at 3 p.m.

In connection with the announcement of this interim report, an information meeting will be held today at 3 p.m. for investors, analysts and the press at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, 1560 Copenhagen V. *Further details on page 9.*

Capital markets day
Monday, 28 August 2006 at Vestas' new blade factory in Tianjin, China
Vestas will host a capital markets day on Monday, 28 August 2006 at the new blade factory in Tianjin, China. Please register with Ms Pia Guldbæk Brøns, pgb@vestas.com by Monday 7 August 2006.

\- - -

This announcement and the enclosed interim report are available in Danish and English. In case of doubt, the Danish version shall apply.

Please direct any questions to the Executive Management of Vestas Wind Systems A/S on tel. +45 9730 0000.

Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the Board of Directors	President and CEO

Consolidated financial highlights

mEUR	Q1 2006	Q1 2005	Full year 2005
Income statement			
Revenue	715	495	3,583
Gross profit	61	6	84
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	21	(9)	9
Operating profit/(loss) (EBIT)	6	(37)	(116)
Profit/(loss) before tax	(5)	(52)	(158)
Profit/(loss) after tax	(3)	(35)	(192)
Balance sheet			
Balance sheet total	3,212	3,031	3,085
Equity	1,146	1,113	962
Provisions	235	171	239
Average interest-bearing liabilities (net)	377	364	560
Net working capital (NWC) [1)]	534	737	498
Cash flow statement			
Cash flow from operating activities	(24)	(105)	148
Cash flow from investing activities	(33)	(25)	(137)
Change in cash and cash equivalents less current portion of bank debt	(107)	(147)	(35)
Financial ratios			
Gross margin (%)	8.6	1.2	2.4
EBITDA (%)	2.9	(1.8)	0.3
Operating margin (EBIT) (%)	0.8	(7.4)	(3.2)
Solvency ratio (%)	35.7	36.7	31.2
Share ratios			
Earnings per share (EUR)	(0.02)	(0.20)	(1.10)
Market price (EUR)	20.7	11.1	13.9
Average number of shares	175,139,905	174,911,173	174,911,173
Number of shares at the end of the period	185,204,103	174,911,173	174,911,173

1) Does not include proceeds receivable from capital increase

Activities and order backlog

Vestas shipped wind power systems with aggregate output of 777 MW in Q1 2006, including 743 MW which were finally delivered to customers. This is equivalent to an increase of more than 150 per cent over Q1 2005. At 31 March 2006, turbines with total output of 1,269 MW were under completion.

The production of wind turbines continued to be affected by the difficult global supply situation for a number of turbine components. Periodically, the component shortage prevented Vestas from fully utilising its production capacity. The below table shows the geographic breakdown of deliveries and production in Q1.

As can be seen, activity remained high in the three principal regions, ensuring that Vestas' activities are well balanced geographically.

(MW)	Europe	America	Asia	Total
Turbines under completion, 1 January	918	240	76	1,235
Delivered to customers during the period	367	182	194	743
Produced and shipped during the period	402	72	304	777
Turbines under completion, 31 March	953	130	186	1,269

The backlog of firm and unconditional orders rose some 18 per cent to just over EUR 3.5bn in Q1. The total order backlog is distributed as follows: 53 per cent in Europe, 38 per cent in North America, and 9 per cent in the rest of the world (primarily India, China and Australia).

Income statement

Vestas reported revenue of EUR 715m in Q1 2006, equivalent to an improvement of EUR 220m or 44 per cent over the same period of last year. European markets contributed 54 per cent of total revenue, while North America contributed 13 per cent and the rest of the world contributed 33 per cent.

The significant improvement in revenue relative to last year was attributable partly to the market's great interest in wind turbines, partly to the comparative period of 2005 being an unsatisfactory period for Vestas, impacted, among other things, by orders with very unfavourable terms and poor profitability.

The period's revenue equals some 19 per cent of projected full-year revenue for 2006. Utilisation of the Group's production and delivery capacity thus improved relative to the same period of last year, which accounted for less than 15 per cent of annual revenue. As emphasised in The Will to Win, the Group's strategic plan to 2008, a more even distribution

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

of production over the year is an important element in providing the necessary profitability improvement.

The Group's gross profit was EUR 61m against EUR 6m in 2005, equal to a gross margin improvement from 1.2 per cent in 2005 to 8.6 per cent in 2006. The improvement primarily reflects the enhanced price and delivery terms which Vestas continuously incorporates in its contracts.

Backed by the improved gross margin, EBIT improved significantly to EUR 6m, equal to an improvement of EUR 43m over the year-earlier period. The Group's EBIT margin thus improved from a negative 7.4 per cent in Q1 2005 to 0.8 per cent in Q1 2006.

Net financial expenses fell from EUR 15m in 2005 to EUR 10m. The change was primarily attributable to lower foreign exchange losses in the period.

After tax of EUR 1m, the Group reported a net loss for the period of EUR 3m against a loss of EUR 35m in the year-earlier period.

Balance sheet

Vestas had total assets of EUR 3,212m at 31 March 2006 compared with EUR 3,085m at 31 December 2005. The increase was primarily attributable to the capital increase effected during the period.

Net working capital

Vestas' net working capital (excluding proceeds receivable from the capital increase in March 2006) increased during the period from EUR 498m to EUR 534m at 31 March 2006. The increase was primarily attributable to growing inventories, generated partly by seasonal fluctuations, partly by unstable supplies of a number of key components which delayed deliveries to customers. Net working capital at 31 March 2006 was 28 per cent lower than a year earlier.

Receivables

Trade receivables amounted to EUR 541m at 31 March 2006 compared with EUR 621m at 31 December 2005. The fall was caused by a lower activity level in Q1 2006 compared with Q4 2005.

Sales orders in progress

Sales orders in progress comprise ongoing installations of wind power plants, for which the risk has not finally passed to the customers. At 31 March 2006, sales orders in progress less prepayments from customers amounted to EUR 242m against EUR 378m at 31 December

2005. The decline primarily reflects a larger proportion of prepayments related to sales orders in progress.

Warranty provisions

The Group's warranty provisions and warranty costs developed in line with expectations, and Vestas sees no reason to revise the estimates on the basis of which warranty provisions were recognised in the 2005 financial statements, see note 23 to the Group's Annual Report 2005. Vestas therefore still believes that the warranty provisions reflect the Group's future warranty costs.

It should, however, be emphasised that warranty provisions are based on estimates. The actual consumption of warranties may vary considerably from these estimates – positively or negatively – as the estimated costs for remedying type faults depend on the ability of Vestas to identify and implement solutions to the type faults as well as timely component deliveries from suppliers. The actual costs of remedying faults may thus be higher or lower than the amount provided.

The performance of actual warranty costs thus constitutes a factor of uncertainty relative to the Group's profit performance.

Movements in equity

The Group's equity amounted to EUR 1,146m at 31 March 2006, an increase of EUR 184m over 31 December 2005. In addition to the profit for the period, equity was heavily impacted by the capital increase in March 2006. Overall, the Group's solvency ratio improved by 5 percentage points in Q1 to 36 per cent.

Cash flows and investments

The Group recorded a cash outflow from operations of EUR 24m in Q1 2006 in comparison with a cash outflow of EUR 105m in the year-earlier period. The improved cash flow primarily resulted from improvements in working capital levels, minor working capital movements and positive changes in items that do not affect cash flow, such as provisions.

Cash flows from investing activities amounted to minus EUR 33m, and cash flows from financing activities amounted to minus EUR 50m in Q1 2006. Cash flows from financing activities in the first quarter of 2006 were not affected by the capital increase as the new shares were not settled until 3 April 2006. This amount is therefore recognised in the balance sheet at 31 March 2006 as proceeds receivable from capital increase.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Outlook for 2006

The surging oil prices strongly escalated market interest in wind energy in Q1. This development supports Vestas' vision Wind, Oil and Gas, the foundation for the The Will to Win strategy.

The main reason for the growing market interest is that the increases in oil prices have made wind energy an even more attractive alternative to conventional oil and gas based power generation. In addition, there is a growing focus on more independence of fossil fuels and the need for a reduction in global CO_2 emissions.

However, growing demand also exacerbates the difficulties of timely procurement of the necessary components. Against the backdrop of the squeezed global component market and Vestas' own business and financial performance in the first quarter, the Group maintains the full-year 2006 revenue and profit forecast:

	Forecast 2006	Actual 2005
Revenue *(bnEUR)*	**3.6-3.8**	3.58
EBIT margin *(% of revenue)*	**4-7**	(3.2)
Investments in property, plant and equipment *(mEUR)*	**160-180**	95
Investments in intangible assets *(mEUR)*	**40-50**	50
Net working capital, year-end *(% of revenue)*	**20-25**	14

Of the projected full-year revenue, more than 80 per cent was secured through firm and unconditional contracts at 31 March 2006. However, it should again be emphasised that the revenue and profit forecast for 2006 is subject to considerable uncertainty.

This uncertainty is the reason for the relatively wide range of 3 percentage points for the projected EBIT margin. The most important uncertainties include:

- The global shortage of components adversely affects reliability of component supplies for the year's production
- Developments in the Group's warranty provisions and actual costs of remedying product faults covered by warranty

- The outcome of pending and potential future patent disputes, which in addition to payment of damages may also result in the Group incurring extraordinary costs of developing alternative technical solutions in a number of areas
- Continued depreciation of USD, which will adversely affect profit as most of the Group's costs are incurred in EUR and DKK
- Continued price hikes for steel, copper and other raw materials

Events after 31 March 2006

Capital increase

The capital increase in a nominal amount of DKK 10,292,930, corresponding to 10,292,930 shares of DKK 1 each, in connection with the private placement, was registered with the Danish Commerce and Companies Agency on 3 April 2006. The proceeds of the capital increase totalled EUR 186m.

Extension of blade factory in Tianjin, China

Based on the satisfactory order backlog and sustained bright market outlook in China as well as the rest of Asia, Vestas has already decided to extend the blade factory in the Tianjin Economic Technological Development Area (TEDA) in China, which will be officially inaugurated on 8 June 2006.

The extension will double the annual production capacity of the original factory from some 600 blades to about 1,200 blades, while increasing the number of staff from around 240 to around 400. The new part of the factory is expected to be operational in mid-2007.

The construction of the nacelle and hub assembly factory in Tianjin (ref. stock exchange announcement No. 05 of 19 January, 2006) proceeds according to plan.

- - -

Press and analyst presentation
Tuesday, 16 May 2006 at 3 p.m.

In connection with the announcement of this interim report, an information meeting will be held today at 3 p.m. for investors, analysts and the press at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, 1560 Copenhagen V.

The information meeting will be held in English and webcast in English with simultaneous interpretation into Danish, German, Italian and Spanish via the Internet on Vestas' websites www.vestas.dk (Danish) and www.vestas.com (other languages) as well as the Copenhagen Stock Exchange's website www.cse.dk.

The meeting may be attended electronically, and questions may be asked through a conference call. The telephone numbers to the conference call are +45 7026 5040 (Denmark), +44 207 769 6432 (UK) and +1 877 204 0753 (USA).

The information meeting may subsequently be played back through Vestas' website www.vestas.com.

Capital markets day
Monday, 28 August 2006 at Vestas' new blade factory in Tianjin, China

Vestas will host a capital markets day on Monday, 28 August 2006 at the new blade factory in Tianjin, China. Please register with Ms Pia Guldbæk Brøns, pgb@vestas.com by Monday 7 August 2006.

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Vestas Group

Interim report for the period
1 January 2006 - 31 March 2006

This interim report is presented in accordance with the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting". The accounting policies applied in the interim report are consistent with those applied in the Annual Report 2005.

Consolidated income statement

mEUR	Q1 2006	Q1 2005
Revenue	**715.3**	**495.1**
Production costs	(653.9)	(489.0)
Gross profit	**61.4**	**6.1**
Research and development costs	(18.6)	(10.1)
Sales and distribution expenses	(10.2)	(9.1)
Administrative expenses	(26.9)	(23.6)
Operating profit/(loss)	**5.7**	**(36.7)**
Share of profit/(loss) in associated companies	(0.1)	(0.0)
Net financials	(10.3)	(15.1)
Profit/(loss) before tax	**(4.7)**	**(51.8)**
Corporation tax	1.3	16.6
Net profit/(loss) for the period	**(3.4)**	**(35.2)**

Earnings per share (EPS)		
Earnings per share (EUR), basic	(0.02)	(0.20)
Earnings per share (EUR), diluted	(0.02)	(0.20)

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated balance sheet

Assets

mEUR	31 March 2006	31 March 2005	31 December 2005
Goodwill	321.4	323.3	321.5
Completed development projects	81.6	46.3	89.2
Software	1.0	0.5	1.0
Development projects in progress	72.2	95.1	65.6
Total intangible assets	**476.2**	**465.2**	**477.3**
Land and buildings	218.6	218.0	216.7
Plant and machinery	135.4	144.2	139.3
Other fixtures, fittings, tools and equipment	92.7	95.2	95.3
Property, plant and equipment in progress	23.7	5.8	15.1
Total property, plant and equipment	**470.4**	**463.2**	**466.4**
Investments in associated companies	2.5	2.8	2.9
Receivables from associated companies	0.4	0.6	0.4
Other receivables	4.6	4.4	4.7
Investments	10.2	4.8	9.1
Deferred tax	148.4	124.8	139.6
Total other non-current assets	**166.1**	**137.4**	**156.7**
Total non-current assets	**1,112.7**	**1,065.8**	**1,100.4**
Inventories	899.2	933.6	698.3
Trade receivables	540.8	462.2	620.8
Sales orders in progress	242.3	182.5	378.3
Other receivables	145.3	144.2	161.3
Proceeds receivable from capital increase	185.9	0.0	0.0
Cash	85.3	242.5	126.3
Total current assets	**2,098.8**	**1,965.0**	**1,985.0**
TOTAL ASSETS	**3,211.5**	**3,030.8**	**3,085.4**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated balance sheet

Equity and liabilities

mEUR	31 March 2006	31 March 2005	31 December 2005
Share capital	24.9	23.5	23.5
Other reserves	2.6	(6.1)	0.3
Retained earnings	1,118.9	1,096.0	938.0
Total equity	**1,146.4**	**1,113.4**	**961.8**
Deferred tax	4.9	11.2	2.9
Provisions	85.5	56.8	88.6
Pension obligations	2.0	2.2	2.0
Financial liabilities	391.5	457.1	441.1
Total non-current liabilities	**483.9**	**527.3**	**534.6**
Prepayments from customers	489.5	413.2	488.7
Trade payables	492.7	354.4	519.8
Provisions	143.0	100.7	145.9
Financial liabilities	117.4	301.3	51.1
Other liabilities	338.6	220.5	383.5
Total current liabilities	**1,581.2**	**1,390.1**	**1,589.0**
Total liabilities	**2,065.1**	**1,917.4**	**2,123.6**
TOTAL EQUITY AND LIABILITIES	**3,211.5**	**3,030.8**	**3,085.4**

Consolidated statement of changes in equity – Q1 2006

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2006	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	(0.2)	(0.2)
Exchange rate adjustment relating to foreign entities	0.0	0.9	0.0	0.0	0.9
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	7.0	0.0	7.0
Fair value adjustments of hedging instruments	0.0	0.0	(5.1)	0.0	(5.1)
Tax on changes in equity	0.0	0.0	(0.5)	0.0	(0.5)
Net gains recognised directly in equity	0.0	0.9	1.4	(0.2)	2.1
Net profit/(loss) for the period	0.0	0.0	0.0	(3.4)	(3.4)
Total recognised income and expense	**0.0**	**0.9**	**1.4**	**(3.6)**	**(1.3)**
Capital increase	1.4	0.0	0.0	184.5	185.9
Other changes in equity	**1.4**	**0.0**	**0.0**	**184.5**	**185.9**
Equity at 31 March 2006	**24.9**	**6.8**	**(4.2)**	**1,118.9**	**1,146.4**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated statement of changes in equity – Q1 2005

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2005	**23.5**	**(2.0)**	**7.3**	**1.133.0**	**1.161.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	(1.8)	(1.8)
Exchange rate adjustment relating to foreign entities	0.0	0.1	0.0	0.0	0.1
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	(9.7)	0.0	(9.7)
Fair value adjustments of hedging instruments	0.0	0.0	(6.5)	0.0	(6.5)
Tax on changes in equity	0.0	0.0	4.7	0.0	4.7
Net gains recognised directly in equity	0.0	0.1	(11.5)	(1.8)	(13.2)
Net profit/(loss) for the period	0.0	0.0		(35.2)	(35.2)
Total recognised income and expense	**0.0**	**0.1**	**(11.5)**	**(37.0)**	**(48.4)**
Equity at 31 March 2005	**23.5**	**(1.9)**	**(4.2)**	**1,096.0**	**1,113.4**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Summarised consolidated cash flow statement

mEUR	Q1 2006	Q1 2005
Net profit/(loss) for the period	(3.4)	(35.2)
Reversal of items without cash flow effect	35.6	2.5
Corporation tax paid	(9.2)	(4.1)
Net interest	(10.4)	(15.0)
Cash flow from operating activities before change in working capital	12.6	(51.8)
Change in working capital	(36.2)	(52.9)
Cash flow from operating activities	**(23.6)**	**(104.7)**
Net investment in intangible and other non-current assets	(7.0)	(10.5)
Net investment in property, plant and equipment	(25.5)	(14.2)
Cash flow from investing activities	**(32.5)**	**(24.7)**
Repayment of non-current liabilities	(50.4)	(17.8)
Cash flow from financing activities	**(50.4)**	**(17.8)**
Change in cash and cash equivalents less current portion of bank debt	**(106.5)**	**(147.2)**
Cash and cash equivalents less current portion of bank debt at 1 January	89.9	113.9
Exchange rate adjustments of cash and cash equivalents	(1.7)	2.5
Cash and cash equivalents less current portion of bank debt at 31 March	**(18.3)**	**(30.8)**
The amount can be specified as follows:		
Cash and cash equivalents	42.7	171.4
Cash and cash equivalents with disposal restrictions	42.6	71.1
	85.3	242.5
Current portion of bank debt	(103.6)	(273.3)
	(18.3)	**(30.8)**

Management's statement

The Executive Management and Board of Directors have today discussed and approved the interim report of Vestas Wind Systems A/S for the three months ended 31 March 2006.

The interim report, which comprises summary consolidated financial statements of Vestas Wind Systems A/S, is presented in accordance with the interim reporting requirements of the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting" and additional Danish disclosure requirements for listed companies. The interim report is neither audited nor reviewed.

We consider the accounting policies appropriate and the accounting estimates reasonable. Furthermore, in our opinion, the overall interim report presentation gives a true and fair view. In our opinion, the interim report gives a true and fair view of the Group's financial position as well as of the results of the Group's activities and cash flows for the period.

Randers, 16 May 2006
Executive Management

Ditlev Engel
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Board of Directors

Bent Erik Carlsen
Chairman

Arne Pedersen

Kim Hvid Thomsen

Svend Åge D. Andersen

Jørgen Huno Rasmussen

Torsten Erik Rasmussen

Jørn Ankær Thomsen

Freddy Frandsen

Sussie Dvinge Agerbo

Kurt Anker Nielsen

Announcements to the Copenhagen Stock Exchange

Issued during the period from 1 January 2006 to 15 May 2006

02.01.2006	01	Vestas receives order for 30 V90-3.0 MW wind turbines in the US
06.01.2006	02	Vestas receives order for 102.75 MW in Germany
16.01.2006	03	Another large order for Vestas in Germany
18.01.2006	04	Vestas receives confirmation of order from Horizon Wind Energy for an additional 200 MW for delivery in the USA in 2007
19.01.2006	05	Vestas establishes factory for assembly of nacelles and hubs in Tianjin, China
31.01.2006	06	Tentative financial calendar 2006
31.01.2006	07	Vestas receives order for 44 MW in Germany
28.02.2006	08	Vestas receives order for 45 units of the V90-2.0 MW turbine from Spanish developer
03.03.2006	09	Vestas receives order for 29 units of the V80-2.0 MW wind turbine to New Zealand
14.03.2006	10	Vestas receives new orders for Spain and France
15.03.2006	11	Vestas receives another large order for Spain
15.03.2006	12	Date for publication and presentation of Annual Report
17.03.2006	13	Speculations concerning acquisition of sub-supplier
21.03.2006	14	Vestas receives order in Italy
28.03.2006	15	Vestas receives order for 70 MW in Spain
29.03.2006	16	Annual Report 2005
29.03.2006	17	Issue of up to 10,292,930 new shares in a private placement
29.03.2006	18	Completion of share capital increase of DKK 10,292,930 new shares
30.03.2006	19	Vestas receives large orders in China
03.04.2006	20	Registration of share capital increase of DKK 10,292,930 completed
05.04.2006	21	Vestas extends its blade factory in Tianjin, China
05.04.2006	22	Aloys Wobben has taken out a writ against Vestas Wind Systems A/S
25.04.2006	23	Introduction of an incentive programme
25.04.2006	24	Vestas Wind Systems A/S' annual general meeting on 25 April at 5 p.m.
26.04.2006	25	Vestas receives order for 29 units of the V90-1.8 MW turbine in Spain
26.04.2006	26	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
04.05.2006	27	Date for publication and presentation of quarterly report for first quarter 2006
15.05.2006	28	Vestas receives order in the USA for 107 MW for delivery in 2007



Financial calendar 2006

24 August 2006	Publication of interim report for the six months ended 30 June 2006
22 November 2006	Publication of interim report for the nine months ended 30 September 2006

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Appendix 1

Sales, Q1 2006

Sales in MW	Q1 2006	Q1 2005	Full year 2005
Sweden	1	7	41
Denmark	0	0	24
Germany	228	54	472
Spain	0	0	244
Italy	0	86	167
Portugal	0	0	115
Greece	0	18	110
The Netherlands	62	11	100
United Kingdom	31	1	94
Austria	0	0	91
Ireland	5	0	63
France	0	0	59
Belgium	0	0	16
Poland	40	0	11
Other European countries	0	0	8
Total Europe	**367**	**177**	**1,615**
USA	62	9	683
Canada	120	14	194
Total Americas	**182**	**23**	**877**
India	126	82	344
Australia	0	0	225
China	22	0	77
The Philippines	0	0	25
Japan	0	6	18
South Korea	0	0	4
Taiwan	46	0	0
Total Asia/Pacific	**194**	**88**	**693**
Total world	**743**	**288**	**3,185**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Appendix 2

Segment information

	Europe	Americas	Asia/Pacific	Unallocated	Total
1 January – 31 March 2006					
Revenue	388.2	90.6	236.5	0.0	**715.3**
Profit/(loss) before tax	8.4	(6.8)	4.1	(10.4)	**(4.7)**
1 January – 31 March 2005					
Revenue	286.6	56.8	151.7	0.0	**495.1**
Profit/(loss) before tax	(14.5)	(11.2)	(11.0)	(15.1)	**(51.8)**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S